ANNUAL INFORMATION FORM

Form 51-102F2 prescribed by National Instrument 51-102

CALEDONIA MINING CORPORATION (the “Company” or Caledonia”)

Corporate Name

March 29, 2012

Date of Annual Information Form

December 31, 2011

Date of Latest Financial Year End

TABLE OF CONTENTS

		TABLE OF CONTENTS
ITEM 1.		CORPORATE STRUCTURE	4
	1.1	Name, address and incorporation	4
	1.2	Intercorporate Relationships	4
	1.3	Transfer Agent	4
ITEM 2.		GENERAL DEVELOPMENT OF THE BUSINESS	5
	2.1	Three Year History	5
	2.2	Significant Acquisitions	5
ITEM 3.		DESCRIPTION OF THE BUSINESS	5
	3.1	General	5
ITEM 4.		MINERAL PROPERTIES AND PROJECTS	7
	4.1	Blanket Mine, Zimbabwe	7
	4.2	Nama Property, Zambia	13
	4.3	Rooipoort and Mapochsgronde, South Africa	16
ITEM 5.		RISK FACTORS	18
ITEM 6.		DIVIDENDS	23
ITEM 7.		CAPITAL STRUCTURE	23
	7.1	Capital	23
ITEM 8.		MARKET FOR SECURITIES	23
	8.1	Trading Price and Volume	23
ITEM 9.		ESCROWED SECURITIES	23
ITEM 10.		DIRECTORS AND OFFICERS	23
	10.1	Name, Occupation and Security Holdings of Directors and Officers	23
	10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	24
ITEM 11.		PROMOTERS	25
ITEM 12.		LEGAL PROCEEDINGS AND REGULATORY ACTIONS	25
ITEM 13.		INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
ITEM 14.		MATERIAL CONTRACTS	25
ITEM 15.		INTERESTS OF EXPERTS	26
	15.1	Experts named	26
	15.2	Interests of Experts	26
ITEM 16.		ADDITIONAL INFORMATION	26
	16.1	Further Information	26
	16.2	Forward Looking Statements	26

ITEM 17		AUDIT COMMITTEE INFORMATION	27
	17.1	Audit Committee Charter	27
	17.2	Audit Committee Composition	27
	17.3	External Auditors Fees	27

ITEM 1.	CORPORATE STRUCTURE

1.1	Name, address and incorporation

(1)           The Company exists pursuant to the Canada Business Corporations Act.

(2)           The Company has the following addresses:

Offices	Address
- Canadian Registered and Representational Office	Suite 1201 – 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8
- Canadian Representational Office	1710 – 1177 W. Hastings Street, Vancouver, B.C., Canada, V6E 2L3
- African Administrative Office	P.O. Box 834, Saxonwold, 2132, South Africa. 24 Ninth Street, Lower Houghton,, Johannesburg, 2198 South Africa

1.2	Inter-corporate Relationships

The Company has the following wholly owned subsidiaries:

Subsidiary Names	Incorporated

Blanket Mine (1983) (Private) Limited	Zimbabwe
Blanket (Barbados) Holdings Limited	Barbados
Caledonia Holdings (Africa) Limited	Barbados
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe
Caledonia Kadola Limited	Zambia
Caledonia Mining Services Limited	Zimbabwe
Caledonia Mining (Zambia) Limited	Zambia
Caledonia Nama Limited	Zambia
Caledonia Western Limited	Zambia
Dunhill Enterprises Inc.	Panama
Eersteling Gold Mining Company Limited	South Africa
Fintona Investments (Proprietary) Limited	South Africa
Greenstone Management Services (Proprietary) Limited	South Africa
Maid O’ the Mist (Proprietary) Limited	South Africa
Mapochs Exploration (Proprietary) Ltd	South Africa

1.3	Transfer Agent

Equity Financial Trust Company, 400 – 200 University Avenue,
Toronto, Ontario, Canada M5H 4H1

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

The Company has been involved in mineral exploration and mining in Southern Africa.  Until September of 2006 it operated the Barbrook Gold Mine in South Africa - which it then sold in 2008.  It owns and maintains on a “care and maintenance” basis the Eersteling Gold Mine in South Africa.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwe Company Blanket Mine (1983) (Private) Limited which is the owner and operator of the Blanket Gold Mine (“Blanket Mine”) in Zimbabwe.  The Company has been operating the Blanket Mine since its acquisition.  Due to non-payment for gold delivered to the Reserve Bank of Zimbabwe, Blanket Mine ceased gold production in October 2008 and only recommenced gold production in April 2009.  When the Company assumed responsibility for operating the Blanket Mine in 2006 it was producing at a rate of approximately 18,482 ounces of gold per year.  The Company has expanded the production since it acquired the Mine.  Total gold production in 2011 was 35,862 ounces and during the last 2 weeks in December 2011 Blanket achieved a production rate of 40,000 ounces of gold on an annualized basis.

The only product currently produced by the Company is gold from the Blanket Mine.

The Company’s mineral exploration activities have been in northern South Africa, Zimbabwe, and Zambia.  Its principal exploration efforts have been for copper, cobalt and nickel on the “Nama” property in Zambia, gold in Zimbabwe, and platinum group metals and base metals in South Africa.

2.2	Significant Acquisitions

The Company has not done any significant acquisitions in the last three years or in the period since the 2011 year end.

ITEM 3.	DESCRIPTION OF THE BUSINESS

3.1	General

(a)	Summary

The Company’s business during the past three completed fiscal years - in the period commencing January 1, 2009 - has been focused primarily on the operation of the Blanket Mine in Zimbabwe and increasing its gold production.  Reference is made to Clause 4.1 for details with respect to the Blanket Mine.  The source of the Company’s revenue in the past three completed fiscal years has been the proceeds from the sale of gold produced by Blanket Mine and minor interest amounts.

The Company has also, during the past three completed fiscal years conducted exploration activities in South Africa, Zimbabwe and Zambia.  The Company’s main exploration efforts have, other than exploration in the vicinity of the Blanket Mine in Zimbabwe, been focused on exploration of the Company’s “Nama” property in Zambia - discussed in more detail in Clause 4.2.

(b)           General Comments

Caledonia’s activities are in Southern Africa.  Generally, in the gold mining industry and exploration in Southern Africa, the work is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration.  Production operations at Blanket Mine are not seasonal, but exploration activities at Nama are.
Caledonia is not dependent, to any material extent, on patents, specialized equipment, or new manufacturing processes.  The Company’s exploration and production operations are dependent on the Company obtaining and maintaining all of required permits, licences and authorizations.

All mining and exploration activities are conducted under the various Economic, Mining, and Environmental and Licencing Regulations of the country where such operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with or exceeded by the Company to satisfy the company’s best practices and to avoid any risk of its activities being suspended.

Over the past three years, the gold market has been operating in an upward cycle.  Blanket Mine’s profitability is obviously dependent on the international price of gold – which varies from time to time.  Caledonia is not dependent on any key contracts which could materially affect the business, but is dependent on Blanket’s ability to sell and receive the proceeds of gold sales and remit management fees and dividends to Caledonia.

The Reserve Bank of Zimbabwe has failed to redeem the Gold Bonds and also failed to give any indication of when they were extended to.  As a result of this failure during 2010 Blanket wrote off the Bonds to $nil value in the books of account. The Principal and accrued interest of the Bonds as at December 31, 2011 was US$3,701million.

(c)                          Indigenization of Blanket

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

On February 20, 2012 Caledonia announced it has signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective  51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million on the following basis:

•	16% will be sold to the National Indigenisation and Economic Empowerment Fund;

•	10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;

•	15% will be sold to identified Indigenous Zimbabweans; and

•	10% will be donated to the Blanket Gwanda Community Trust. Blanket will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions (other than the 10% interest which will be donated to the Community Trust) which will be repaid by way of future dividends from Blanket.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible.  The Government of Zimbabwe has agreed that implementation of the terms of the MoU will constitute full compliance by Blanket and Caledonia with the requirements of the Act.

Further details of the MoU are subject to a confidentiality agreement.

ITEM 4.	MINERAL PROPERTIES AND PROJECTS

4.1	Blanket Mine, Zimbabwe

 (a)         General description of mine and production operations

The Blanket Mine, which was discovered at the turn of the 20th century and the Company acquired effective April 1, 2006, consists of underground mining and processing of several closely-spaced gold-bearing mineral deposits defining a mineralized trend.  Major infrastructure consists of underground workings, a process plant, a tailings dam and a village for the Mine’s employees.  Since the start-up of the mining operations, the mine area has a reported production of in excess of 1,000,000 ozs. of gold, mined at an average grade of 4.79 g/t Au.

The Blanket Mine property is located in south western Zimbabwe approximately 150 km south of Bulawayo and 16 km west of the town of Gwanda.

The Company previously published proven and probable mineral reserve and mineral resource figures for the Blanket Mine which were calculated in 2006 – which are in a Report, dated July, 2006, prepared by Applied Geology Services cc.  In the period after that date the reserve and resource figures were depleted to the extent of the production which has occurred.  The Company did not have any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101 until it had a new report entitled “NI 43-101 Technical Report on the Blanket Mine, Zimbabwe” (“MSA Report”) dated June 28, 2011, prepared by MSA Geoservices (Pty) Ltd. (“MSA”), a geological consulting company based in South Africa.  MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as of December 31, 2010.  MSA’s calculation figures are shown in the following table.

MINERAL RESERVES – December 31, 2010

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars*	1,326,000	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
Reserve estimate is based on a gold price of US$1,100/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	**
Tonnages and ounces are rounded to the nearest 100 respectively
Resource estimate is based on a gold price of US$1,100/oz.

Note *	Pillar tonnages have been discounted by 50%
Note **	In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i)	1 tonne = 1,000 kilograms = 2,205.6 pounds
(ii)	Some numbers may not add due to rounding
(iii)	1 ounce troy = 31.1035 grams

Mr. Mike Robertson Pr. Sci. Nat., and Mr. Bruno Bvirakare Pr. Sci. Nat., both consultants with the MSA Group, are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.  The above table uses the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resources will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full MSA Report can be viewed on the Company’s website – www.caledoniamining.com – or on SEDAR at www.sedar.com.

Since the calculation of the above December 31, 2010 figures the Company has mined approximately 298,758 tonnes with an average gold grade of 4.01 grams per tonne from within the reserves and resource figures set out above.  Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources.  An updated calculation of Blanket’s reserves and resources as at December 31st 2011 has been prepared by Blanket’s Technical Department and the results are presented in the following table.

MINERAL RESERVES – December 31, 2011

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars*	1,495,000	3.86	185,500
Probable Ore
Operating and Development Areas	2,234,000	3.79	272,200
Total Proven + Probable Ore	3,729,000	3.82	457,700
Reserve estimate is based on a gold price of US$1,500/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	454,000	3.82	55,700
Inferred	2,344,000	5.28	**
Tonnages and ounces are rounded to the nearest 1000 and 100 respectively
Resource estimate is based on a gold price of US$1,500/oz.

Note *	Pillar tonnages have been discounted by 50%
Note **	In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i)	1 tonne = 1,000 kilograms = 2,205.6 pounds
(ii)	Some numbers may not add due to rounding

Dr. T. N. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa is the “Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have decreased by 2.0% in terms of contained gold.  Resources expressed in terms of tonnage have declined by 4.1% over the same period.

The Blanket Mine exploits a fairly typical Achaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt.  Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralization are recognized:

־	a disseminated sulphide replacement type, which comprises the bulk of the ore shoots
־	quartz veins that tend to have long strikes but are not uniformly mineralized.

Three types of mining methods are used at the Blanket Mine:

•	Underhand stoping in the narrow ore bodies
•	Shrinkage stoping where blocky sidewalls are evident
•	Long hole stoping in the wider ore bodies, using 15 meter sub-levels.

The various rock types at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

The Government of Zimbabwe has enacted regulations covering water and effluent disposal.  Under these regulations two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals.  The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored by an independent consulting company.

Pursuant to Zimbabwe’s Mining General Regulations, certain closure obligations are required to be fulfilled and these are covered in a “Closure Plan” dated December 2009.

Blanket Mine smelts its gold at least twice a month and delivers it to Rand Refineries in South Africa in the form of Dore bars.

Current operational status

Revised gold selling conditions introduced by the Reserve Bank of Zimbabwe in early 2009 have operated satisfactorily since then.  Blanket continues to sell its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale.

At December 31, 2011 Blanket Mine employed approximately 830 employees.  It has developed and continues to develop the necessary skills for both current and new employees that are required to operate the mine by its on-mine training programs.  In the event that specialized skills are required and that are not immediately available in Zimbabwe then these are generally sourced from South Africa through Caledonia’s South African subsidiary company.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide, Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization.  It is generally on this lithology type that the various mine tailings disposal sites have been located.  Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern ‘dormant’ cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex.   The active Blanket ore bodies are found on the next unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a post metamorphic regionally developed deformation zone characterized by areas of high strain, wrapping around relatively undeformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Mining Operations

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Certain ore handling limitations still existed underground on 18 and 22 Levels at the 2010 year end. These limitations have been addressed by raise boring an ore pass connecting 18 Level to the No. 2 ore bin grizzly tip located on 22 Level. This 120 metre long and 1.5 metre diameter ore pass has dramatically improved the efficiency of delivering ore to the underground crushing and automated Skip loading station below it, which were commissioned as part of the No4 Shaft Expansion Project, by eliminating the previous necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface.  Blanket Mine has now exceeded the average daily production of ore necessary for it to maintain an annualized gold production rate exceeding 40,000 ounces per year.

Metallurgical Process

The crushing and milling circuits have been expanded to about 1,800 tonnes per day capacity by improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and will in future process any ore mined from the Subsidiary’s Satellite properties – referred to below.

All run of mine ore (“ROM”) is crushed  underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic metre leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning are done on site.  During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.

The Dore bars are delivered, as required by Zimbabwean law, to the Government-operated Fidelity Refiners for sampling and onward export to Rand Refineries in South Africa.  Rand Refineries undertakes the final refining and buys the resultant gold with 100% of the proceeds being credited to Blanket’s bank account in US dollars within 5 days of sale. Rand refinery also recovers a small amount of silver that is co-produced with the gold – which is also purchased by Rand Refinery.

Zimbabwe Exploration

The Subsidiary’s exploration activities in Zimbabwe are conducted on its current exploration title holdings which are 78 registered mining claims in the Gwanda Greenstone Belt, and on a small number under option (together called the “Satellite properties”). These claims cover an area of about 2,500 hectares.  Forty seven (47) of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

At Blanket Mine

The current Blanket Mine mining area has eight near-vertical ore shoots between Jethro and Lima shafts (see figure NN under Property Geology).  An additional six ore shoots occur outside the above mining limits but are included within the producing claims area. The longer term future of Blanket Mine depends primarily on the remaining life (resources) of these 14 ore shoots. Exploration at Blanket is therefore focused on determining the continuity of these mineralized shoots to depth. Ore shoots AR Main, AR South and Blanket Reef, which comprise the deepest areas of mining at Blanket, have been exposed down to 750 meters below surface. However, the ore shoots on neighboring Vubachikwe Mine have been mined down to 1,100 meters below surface, suggesting that Blanket has at least this potential to increase its resources.

The exploration for the downward continuation of the known mineralized shoots will be achieved by diamond drilling from specially excavated drill chambers situated in cross-drives some 250 metres from the 22 Level haulage (which is 750 m below surface) and also from the 18 Level Haulage (630m below surface).

Holes drilled from these chambers will target the mineralized shoots at various depths down to 350 metres below 22 Level.  Approximately 1.5 kilometres of the 22 Level haulage has already been mined and equipped; on-going development (excavation) towards the north is expected to reach Lima and complete the remaining 1.5 kilometres distance to Lima Shaft by the end of 2014.

It is anticipated that the above drilling program will lead to a complete reassessment of Blanket's resource base and provide an opportunity to review the mine's production strategy, specifically in terms of further increases in production beyond 1,000 tonnes per day and the requirement for additional infrastructure to achieve such incremental production. A target production rate of 100,000 ozs. gold per annum within 5 years has been set as a goal to be achieved following the above exploration program, although the achievement of this goal will depend on the outcome of exploration and the prevailing investment climate in Zimbabwe.

The Subsidiary’s other exploration efforts are currently focused on the GG and Mascot Projects that are within trucking distance of the Blanket plant.  The status of these  properties is as follows:

(i)             GG Project

Drilling programs were carried out at GG during 2005/6.  Seventeen diamond cored holes were drilled amounting to 4,751 metres of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 meters each with a strike of approximately 150 metres.  A prospect shaft is currently being sunk to a depth of 140 metres and underground development is planned for the 60 m and 120 m levels to expose the extent of the mineralization and to facilitate a more detailed evaluation, sampling and mine planning.  It is intended to truck any payable material approximately 7 kilometres to the Blanket plant for processing.

(ii)           Mascot, Penzance and Eagle Vulture (together the Mascot Project)

The Mascot Project Area comprises of three existing shafts (Mascot, Penzance and Eagle Vulture) extending down to depths of between 140 metres and 450 meters and other surface infrastructure, much of which is in need of extensive rehabilitation.  Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available.  Blanket management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis.

Blanket carried out a geological assessment of these claims which was followed up by a diamond drilling program that established both the continuity of the mineralized shoots and the presence of mineralized blocks that were left behind by the early miners. Each of the above mines is located on a discrete shear zone which displays broadly similar characteristics as the Blanket ore shoots.

 At Eagle Vulture the headgear and winder have been upgraded, and the existing shaft has been rehabilitated and underground exploration development has commenced.

At Mascot, the headgear and winder have been upgraded.  Further work will commence on shaft rehabilitation and underground exploration development in the first half of 2012 after the installation and commissioning of a connection to the electricity grid.

Work is expected to commence on rehabilitating the Penzance headgear and shaft towards the end of 2012.

It is intended to truck any payable material mined from the Mascot Project properties approximately 40 kilometres to the Blanket plant for processing.

(iii)           Blanket is formulating an exploration and project development strategy to prioritize work on its other Satellite properties

4.2	Nama Property, Zambia

On May 1, 2008, an NI 43-101 compliant report was prepared on the Nama property - which is owned by the Company’s wholly owned subsidiary Caledonia Nama Limited (“Nama”).  The Report (the “Nama Report”) was prepared for the Company by Applied Geology & Mining (Pty) Ltd. an independent geological consulting company based in South Africa and can be viewed on www.sedar.com or on the Company’s website:  www.caledoniamining.com.  David Grant Pr.Sci. Nat., C.Geol, the author of the Nama Report was the Company’s Qualified Person with respect to the information contained in the Report.

The Nama property lies on the north-western flank of the Zambian Copperbelt and has potential for high tonnage, lower-grade cobalt-copper-nickel mineralization.  The property is located in the Solwezi District, of the North-Western Province of Zambia, adjoining the border of the Democratic Republic of Congo.

The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.  The mineralization occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment.  This has produced both flat lying and inclined resource bodies of mineralization.

The Company started exploration in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign carried out in 1995 and 1996 – predominantly on the A, B, C and the D anomalous cobalt areas.  The drilling amounted to 323 reverse circulation holes totaling 38,119 metres followed by five diamond drill holes totaling 1,445 m.  This drilling is in addition to the historical work of 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

In 2007 the Company embarked on a drilling program in the Nama Retention Licence area and most of this drilling was undertaken over the D Anomaly.  The Nama Report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence.  This resource amounts to a combined indicated and inferred resource amounting to 64 million tonnes (Mt) with an average grade of 0.08%Co, 0.035%Cu and 0.028%Ni.  This includes an indicated resource of 9.2Mt with a grade of 0.165%Co, 0.067%Cu and 0.051%Ni contained within the shallow dipping hematite-magnetite body.

During the 2008 field season, exploration by the Company established the existence and extent of an Ore Shale horizon along the western margin of the Konkola Dome (south of the ‘A’ Resource Body).  A shale unit, approximately 100 meters wide containing anomalous values of Co and Cu has been located in an area of very deep soil cover.  Surface material (“float”) from this area was found to contain significant amounts of Co and Cu.  This area is referred to as the “Konkola West” area. Two future drill targets have been outlined in this area based on that season’s work, in particular, the use of termite hill sampling.  Based on the current interpretation, it appears that the target horizon has a north-south strike extent of about 3 km before crossing into the Democratic Republic of Congo (“DRC”).

A second anomaly with a much stronger geochemical response occurs further to the west of the “Ore Shale” target described above.  The area is referred to as the “Fault Target” and appears to be the result of a fault or shear zone mineralization and may therefore be similar in character to the ‘A-type’ cobalt anomaly.

Current Status of Licences

On September 17, 2008 Caledonia’s Zambian subsidiary Caledonia Nama Limited was granted four contiguous 25 year Large Scale Mining Licenses replacing the previous Prospecting and Retention Licences held.  They cover an area of at least 786 square kilometers on the northern extension of the Zambian Copperbelt.   They lie immediately northwest of the operating Konkola Copper mine and adjoin the large scale mining licence area of the Vale/African Rainbow Minerals joint venture where a new copper mine is currently under construction.

The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions, commencing effective April 1, 2008 Which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

Types of Mineralization at Nama

Cobalt Mineralization:

Exploration activities have defined three main styles of mineralization in the Nama Licence area:
a)              “A-type” cobalt oxide mineralization;
b)             “D-type’ iron oxide bodies which are mostly enriched in Cobalt; and
c)              Copper dominated ore shale hosted copper-cobalt mineralization, commonly observed elsewhere in the Copperbelt and which is being exploited by neighboring mines to the east and south of the Nama Licence Areas.

Although the existing “A-type”  resource body, with its higher ‘oxide’ cobalt mineralization has often been regarded as belonging to the Ore Shale style of mineralization, it should be noted that its unusual stratigraphic position coupled with the its associated iron and manganese enrichments make this a ‘hybrid style’ of mineralization.  Metallurgical work on this hybrid material is continuing in order to improve the economics of the current process while on-going exploration will be undertaken to improve the resource base on which the process is based.

Ore Shale hosted Cu-Co deposits

Mineralization of this type occurs within the Ore Shale of the Copperbelt rocks and is currently being exploited immediately to the east of the Nama license on the Konkola mining property. The Ore Shale is known from previous shallow drilling to extend into the Nama license for a distance of about 4 km from its eastern boundary.  The neighboring Konkola and Konnoco Mines have both defined and are respectively  mining or about to mine substantial copper resources on their properties.  The exploration activities in 2011 at Nama resulted in the definition of two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.

2011 Exploration program

Objectives

The Konkola East Target area was identified as a priority target for typical Copper Belt Ore Shale primarily in view of its proximity to the neighboring Konnoco mine.  The primary objective of the 2011 exploration program was to test for the presence of the Ore Shale in the target area by drilling five widely spaced vertical diamond core holes.  A secondary objective was to establish the economic potential of this portion of the Ore Shale, a unit which is well mineralized on the adjacent mining properties of the Konnoco and Nchanga mines.

Work Done

Drilling commenced in March 2011 and a total of 5,352 metres was drilled over 8 months.

Ore Shale Results

All five boreholes intersected the Ore Shale, the intersection depths being between 300 m and 1,460 m.  The Ore Shale intersected was considerably deeper than anticipated from the available data, owing to a major fold structure which caused the strata in the licence area to plunge some 600 metres deeper.

Typical Ore Shale intersected in these holes is finely laminated shale with minor ore minerals and partial oxidation along shears. Based on the low copper values intersected in the Ore Shale by the five drill holes, the Company’s geologists have recommended against further drill testing of the deep Ore Shale along the fold structure in favor of shallower copper mineralization which is considered to be of greater economic interest.

In two boreholes copper mineralization was noted in a zone of alteration immediately above the Ore Shale.  This zone of alteration (the “Alteration Zone”) is quite distinct from the Ore Shale style of mineralization.

The Alteration Zone

A zone of pervasive alteration containing copper sulphides was first intersected in borehole NKC 03 at a depth of about 300 to 400 metres and about 600 metres above the Ore Shale.  In all, a total thickness of 117 metres was erratically mineralized of which a more consistent zone of 56 metres was found to have a weighted average content of 0.48% copper.  This copper mineralization appears to be unique in this area of the Zambian Copperbelt both in terms of the style and the age of the rocks affected.  Although the grade is relatively low, the sheer volume of rock affected results in an overall copper content greater than most economic Ore Shale intersections.   The size of the Alteration Zone together with the quantity of copper contained supports the conclusion that the Alteration Zone is a major copper-bearing system which has reacted with a large volume of rock and hence has the potential to be a substantial economic resource.

Boreholes NKC 04 and 05 were drilled so as to intersect a shallower portion of the Ore Shale.  Both holes intersected a zone of alteration immediately above the Ore Shale.  These intersections of the Alteration Zone have similar characteristics to those observed in NKC 03, to the extent that they are regarded as being part of a single widespread style of alteration.  Although the weighted average grades are uniformly low, copper values as high as 6% Cu occur where the mineralization occurs in fracture vein filings.   A distinctive feature of the Alteration Zone is that, unlike other copper mineralization in the region, this zone is not enriched in cobalt.

Other Nama Areas of Interest:

‘E’ Anomaly – Yembela Clearing

Research into previous geochemical surveys carried out in the 1960’s indicated that further anomalies had been located by localized sampling programs both east and west of the Yembela Clearing.  These anomalous sites were located and follow-up sampling has verified the existence of the anomalies – Yembela East and Yembela West.  Cobalt values were encountered in soils which form a thick cover over the two new anomalous areas.  Coincidental geophysical anomalies suggest that the mineralization occurs in the form of steeply dipping fold or shear structures.  The association of a prominent fault and tillite floor rocks to the south is a very similar structure to that at the ‘A-type’ resource body and supports the interpretation that this occurrence is likely to be analogous to the ‘A-type’ mineralization which is known to be amenable to lower cost extraction techniques.

Dr. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa, is Caledonia’s VP Exploration and a “Qualified Person” as defined by NI 43-101, is the Company’s Qualified Person with respect to the Nama Property and consents to the Nama information in the form and context in which it appears on pages 12 to 16 inclusive.

4.3	Rooipoort and Mapochsgronde, South Africa

Below is the summary extracted from the December 2005 NI 43-101 compliant report prepared by RSG Global (Pty) Ltd (“RSG”) on the Rooipoort property. The full report can be viewed on www.sedar.com or the Company’s website at: www.caledoniamining.com.

Eersteling Gold Mining Company Ltd. (“EGMC”), a 100% owned subsidiary of Caledonia formerly held 100% of the Rooipoort Pt/Pd/Au/Ni/Cu project which is situated in the Limpopo Province, South Africa, some 250km north of Johannesburg and 5km south of the town of Mokopane (formerly Potgietersrus).  The Rooipoort Project incorporates two adjacent farms viz. Rooipoort 46KS (the whole farm) and Grasvally 293KR (Portions 9, 11, 13, 14 and 16) comprising a contiguous area of 3687.1948 hectares.  EGMC is the holder of the Prospecting Permit and Prospecting Right, issued by the South African Department of Minerals and Energy, to the Rooipoort Project area.

Acquisition of the properties comprising the Rooipoort Project area and the subsequent exploration program were initiated as the area is underlain by approximately 7km of strike length of the Northern Lobe overlying the floor rocks.  The project area has limited exposure and had been poorly explored in the past, with published extrapolations of the Platreef southwards from Mokopane indicating possible Platreef sub-outcrop along the 7km strike close to the floor rocks.

The Rooipoort Project lies in the southern part of the Northern Lobe of the Bushveld Complex, the largest layered intrusion in the world and the world’s most important resource of platinum group metals.  Thirty kilometres along strike to the north of the Rooipoort Project is the Potgietersrus Platinum’s Ltd. opencast Pt/Pd/Au/Ni/Cu mine of Anglo Platinum Corporation Ltd. located on the Platreef.  The Platreef forms the lowermost unit of the Northern Lobe of the Bushveld Complex in that area which lies on a floor of Transvaal Supergroup rocks and Basement granites.  The Platreef is unique to the Northern Lobe. The type area of the Platreef extends in outcrop from Mokopane for some 35km to the north. It consists of an assemblage of feldspathic pyroxenites and pyroxenites hosting platinum group metals (PGMs), nickel and copper bearing sulphide mineralization.

Exploration by EGMC was undertaken in a phased manner commencing in mid-2003 with the acquisition of airborne geophysical (aeromagnetic) data followed by a soil geochemical survey and two phases of core drilling, culminating in September 2005 with 3D modeling and resource estimation (RSG Global).  The interpretation of the aeromagnetics coupled with soil geochemical data and geological extrapolation provided the basis for positioning of drill holes for the first phase of the core drilling program.  The interpretation of this drilling program of 23 drill holes totaling 7,470m of core and 4,886 assays is that the Platreef is not present however several mineralized zones within a 600m to 800m stratigraphic sequence were identified.

The second phase of core drilling added 31 drill holes totaling 10,979.17m of core and 7,782 assays and allowed for definition of seven previously unidentified PGM and base metal (Ni & Cu) bearing sulphide mineralized zones, as well as the recognition of a stratigraphic sequence of this area.  A local stratigraphic terminology has been developed which does not correlate directly with the established stratigraphic terminology applied to the Bushveld Complex.  Potential correlation with the standard stratigraphy is presented in the context of previous work on the area of Grasvally and adjacent properties to the south of the project area.  The mineralized zones were essentially numbered upwards from the base of the enclosing unit with broader cut mineralization given the suffix ‘S’.

On the project area, a broad, shallow, north plunging synclinal structure is developed, separated by a northerly trending fault zone (the Grasvally Fault) from a westerly dipping unit.  Only mineralized material to the east of the Grasvally fault is considered in this interpretation, although it is clear that additional mineralized material exists to the west of this fault.  This represents upside potential to the resource calculated in this exercise.

The deposit is disrupted by several smaller-scale faults and intruded in the north by an easterly trending bifurcating dyke. The EGMC geological interpretations separate the resource into 3 main zones, the C & G block to the south of the dyke, the B block between the bifurcated limbs of the dyke and the A block to the north of the dyke.  Only mineralization in the Lower Units have been modeled in the A block.  RSG has treated all 3 blocks together, as they would have originally been continuous.

A mineral resource estimation was carried out by RSG Global on two of the seven defined mineralized zones viz. the M2 and L3, primarily due to the level of confidence in the lateral geological continuity of the selected zones.  RSG considered the mineral resource to be an Inferred Mineral Resource, primarily because of the sparse drill information.  Data quality and geological understanding are considered appropriate for this level of classification. The RSG report, date December, 2005 can be viewed on www.sedar.com

Metal contents and block tonnages were accumulated and formed the basis for reporting the Inferred Resource as tabulated below- which is extracted from the RSG Report.  Resource calculations are based on a 0.5g/t Pt+Pd+Au (“2PGE+Au”) cut-off above 900m elevation, which correlates approximately to 200m depth, considered appropriate for an open pit.  The Company has done no work on the property since the calculations were done.

Inferred Resource At 0.5g/t 2PGE+AuPGE+Au cut-off and 900m base (200m). Inferred Resource Apparent inconsistencies between grades, tonnage and contained metal may arise from rounding

	Ave Thick (m)	Tonnes	Pt (oz.)	Pd (oz.)	Au (oz.)	Ni (tonnes)	Cu (tonnes)	2PGE+ AuPGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
M2	1.8	12,791,000	172,900	340,300	39,200	25,300	14,900	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,000	101,300	88,300	8,400	8,000	5,200	1.15	0.59	0.51	0.05	0.15	0.10

The Qualified Person responsible for the above calculations was Julian Verbeek, BSc Geology of RSG Global (Pty) Ltd.

Current Status

The Rooipoort rights have been transferred from EGMC to Maid O’ The Mist (Pty) Limited, is a wholly owned subsidiary of Caledonia.  Maid O’ The Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.

The prospecting rights granted to Caledonia to prospect for Platinum Group Elements (PGEs) on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the current rights applied for.  Caledonia is still waiting the granting of the prospecting right and its subsequent registration. As a consequence of the lack of receipt of the formal prospecting right the carrying value has been fully impaired as at December 31, 2011.

4.4           Eersteling Gold Mining Company Limited

The Eersteling Gold Mine, owned by EGMC, remains on care and maintenance.  No additional impairment has been made against the carrying value as management believe the realisable value of the assets exceeds the carrying value recorded in the annual financial statements.

ITEM 5.	RISK FACTORS

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development.  In addition to the other information in this Form the following risks should be considered:

(a)            Mineral Exploration and Development

The Company’s properties are in the exploration stage and are without any known bodies of commercial ore with the exception of the Blanket Mine in Zimbabwe.  Further development of the properties will only proceed upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered underlying a property, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit, once discovered, is dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, metallurgical metal recoveries determined, operating cost estimations and government regulations.

The long-term profitability and sustainability of the Company’s operations will be in part directly related to the cost and success of its exploration programs and the operating cash flows generated by the Blanket Mine, which may be affected by a number of factors which are beyond the control of the Company. It is the Company’s intention to seek Joint Venture partnerships for all of its exploration projects except the Blanket Mine in Zimbabwe.

(b)            Operating Hazards and Risks

Mineral production and exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Company conducts, or proposes to undertake, are and will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.  Fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company has secured liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(c)            Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal(s) from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades, metallurgical process recoveries of the metals of interest or the estimated operating costs of the mining venture are sufficient to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(d)            Environmental Factors and Regulations

All phases of the Company’s operations will be subject to environmental and other regulations, pursuant to the laws and regulations of the countries in which they are located.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, senior management and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s exploration programs or its operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards, which have been caused by previous or existing owners of the property, and which are unknown to the Company at present may exist on the property. However the Company’s due diligence evaluation of such properties conducted prior to its involvement checks carefully for such environmental hazards so the chances of any major unknown hazards is considered low.

The exploration programs which are being carried on by the Company on its properties do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements. Any remedial work related to exploration programs is completed during the work programs as part of such work. It is not possible to, at this time, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration and production, complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken. In its financial statements, the Company includes amounts estimated for known rehabilitation work required at its projects/operations.

Risks of environmental damage at the Blanket Mine are regularly assessed and programs are in place to ensure that environmental damage is not caused.

(e)            Additional Financing

The Company does currently have sufficient financial resources to undertake further planned exploration programs on its properties and, in particular, to undertake all of the work which it has announced it wishes to do.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill future plans as and when they are formulated.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration.

(f)             Metal Prices

The Company’s revenues are, and are expected to be, derived from the mining and sale of minerals from its properties or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted. Blanket’s gold operations in Zimbabwe have benefitted significantly in the last 3 years from higher US$ gold prices. These higher gold revenues have offset some significant operating cost increases and the strengthening of the South African Rand and Canadian dollar currencies

(g)            Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than it does.  Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

The Company tries to Joint Venture its exploration properties with major mining and exploration companies who have the funding potential for such exploration. Previously, the Company has had joint venture partners for its Nama base metal property and its Mulonga diamond exploration property. The Company continues to seek other joint venture partners on all of its properties except the Blanket Mine.

(h)            Governmental Regulation

Exploration and development of the Company’s properties will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labor;  (ii) mining laws;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  (vi) expropriation of property;  and (vii) the obtaining and maintaining of required permits and licences.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property.  To the extent such approvals are required and not obtained, the Company’s planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.
It is not possible at this date, to calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations.  Compliance with governmental regulations is included in the Company’s regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, achieve regulation compliance.

(i)             Claims Titles and Aboriginal Rights

As the Company’s properties and efforts are all in South Africa, Zimbabwe and Zambia, they are subject to the indigenization (Black Empowerment) laws of those countries.  The Company could therefore be forced to sell further shares of its local operating subsidiaries, or interests in the properties, to local indigenous citizens of, or the governments of, the countries in which the properties are located.

Other parties may dispute the Company’s title to its properties and the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or government actions.

(j)             Management

The Company currently has sufficient experienced employees to carry out all of its announced current plans.   Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled executives or contractors/consultants.  Hiring and retaining skilled executives, consultants, contractors and employees in Southern Africa is a significant problem at the present time.

(k)           Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers and senior management of the Company will be governed by the applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture. During 2011 there were no notified or identified conflicts of interest between the Company and its directors or senior management.

(l)           Foreign Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar, mainly the South African Rand and the US$. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollars in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the carrying amount of Caledonia’s assets and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

(m)           Zimbabwe Indigenization

Although the MOU described in Clause 3.1(c) has been signed with the Zimbabwe Government, none of its provisions have been implemented.  Further demands could be made by the Zimbabwe Government during the implementation of the MOU terms – and formal Regulations could be implemented by the Zimbabwe Government which could negatively impact the value of the 49% interest in Blanket which the Company is to retain.

ITEM 6.	DIVIDENDS

The Company has declared and paid no dividends during its existence.  There are no restrictions on the Company which would prevent it from paying dividends.  The Company does not have a dividend policy but at present considers available funding is best utilized by adding further value by drilling its Nama Project and further improving Blanket’s operation as these will add greater value to shareholders in the future.

ITEM 7.                CAPITAL STRUCTURE

7.1	Capital

The authorized capital of the Company consists of an unlimited number of Preference Shares – none of which are issued – and an unlimited number of Voting Common Shares – of which 500,549,280 are issued at then date of this document.  All of the Common Shares have equal voting and other rights and restrictions and rank pari passu with each other.

The only shares Caledonia issued during its last completed fiscal year, and the period since the end of the fiscal year were 380,000 issued to its President and Chief Executive Officer, Stefan Hayden.

ITEM 8.	MARKET FOR SECURITIES

8.1	Trading Price and Volume

The Common Shares of the Company are quoted for trading in the U.S. on the NASDAQ OTC (Over-the-Counter) Bulletin Board and, since October 2011, on the OTCQX, and on the AIM Market in London.  The principal marketplace for the Company is the listing of the shares on the Toronto Stock Exchange.  During the year January 1, 2011 – December 31, 2011 37,658,907 shares of the Company traded on the Toronto Stock Exchange at prices that ranged between a high of $0.15 and a low of $0.065 per share.

ITEM 9.	ESCROWED SECURITIES

None of the Issued Shares of the Company are held in escrow.

ITEM 10.	DIRECTORS AND OFFICERS

10.1	Name, Occupation and Security Holdings of Directors and Officers

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all the Company’s subsidiary companies.	1996	380,000
James Johnstone (1) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	Nil
F. Christopher Harvey, (1) Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of several of its subsidiary companies.	1993	204,300
Carl R. Jonsson,(2) (3) (4) (5) Chairman, Director & Secretary, Vancouver, British Columbia, Canada	Lawyer. Principal of Tupper, Jonsson & Yeadon, Lawyers, of Vancouver, Canada.	1992	59,469

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Robert W Babensee (1)(2) Director, Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Canada LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources, a company whose shares were listed on the TSX Venture Exchange.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company.	2008	Nil
Notes:
(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,    (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

The appointment of each of the Directors expires annually as of the date of the Annual Meeting of the Company’s shareholders – which is normally held in May of each year.

10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or senior officers have been the subject of any cease trade orders, bankruptcies, penalties or sanctions, nor have any companies of which they have been directors, senior officers or controlling shareholders been the subject of any cease trade orders, bankruptcies, penalties or sanctions, within the past 10 years – with the exception of Carl R. Jonsson who was a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-
Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-
Director and Secretary of Global Net Entertainment Corp.   Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

-
Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

ITEM 11.	PROMOTERS

 The Company has not within the past three completed Financial Years or during the current year, had a person who is acting as a Promoter of the Company.

ITEM 12.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not involved in any legal proceedings which would involve claims for amounts that would exceed 10% of the value of the current assets of the Company.  Nor is the Company involved in or threatened with any regulatory actions.

ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or Officers of the Company has any current – or within the last three completed Financial Years – any direct interest in any material transactions of the Company or its subsidiaries – other than Share Purchase Option Agreements that have been granted to them or with respect to the remuneration they received for their services to the Company and the sale, in June 2011, of 380,000 shares to Stefan Hayden.

Caledonia had the following related party transactions:

(Amounts in $000)	2011		2010		2009
	$		$		$
Fees and allowances paid to a Corporation which provides the services to Caledonia of Stefan Hayden(1)		588		552		558
Rent for office premises paid to a company owned by members of the President’s family		48		49		50
Legal fees paid to a law firm of which the Chairman is a Principal		97		58		53

(1)           Caledonia has a management agreement with Epicure Overseas S.A. (“Epicure”), for management services to be provided by Stefan Hayden.  Caledonia is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement.  In the event of a change of control of Caledonia, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

ITEM 14.	MATERIAL CONTRACTS

The Company and its Subsidiaries did not enter into any material contracts during the fiscal year January 1, 2011 – December 31, 2011.

ITEM 15.	INTERESTS OF EXPERTS

15.1	Experts named

Julian Verbeek, B.Sc. Geology, an independent consultant, was the Qualified Person for the Rooipoort and resource calculations in the Table on page 16, as required by National Instrument 43-101 of the Canadian Securities Administrators.

Mr. David Grant, C.Geol, FGS, Pr.Sci.Nat., an independent consultant was the Qualified Person for the Nama Property in 2008 when he authored the Nama Report referred to on page 11.

Mike Robertson, Pr. Sci.Nat., and Bruno Bvirakre Pr.Sci.Nat., both consultants with the MSA Group, are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-1-1 of the Canadian Securities Administrators.

Dr. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa, is Caledonia’s VP Exploration and a “Qualified Person” as defined by NI 43-101, is currently the Company’s Qualified Person with respect to the Blanket and Nama Properties.

15.2	Interests of Experts

The named experts have no personal interests in any of the Company’s properties.  Trevor Pearton is not independent as he is employed full-time by the Company as its Vice-President Exploration.

ITEM 16.	ADDITIONAL INFORMATION

16.1	Further Information

Further specific information may be found in the Company’s December 31, 2011 Audited, Consolidated, Year-End Financial Statements and in its Annual MD & A.   These documents may be viewed on SEDAR at http://www.sedar.com and on the Company’s website at  www.caledoniamining.com  Additional information about the Company is also contained in the Information Circular issued by the Company for its most recent annual meeting of shareholders, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans.  Information is also contained in the Company’s 2011 U.S. Securities Commission Form 20F Annual Report which can be viewed on the SEC website at www.sec.gov.

16.2	Forward Looking Statements

This Annual Information Form contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Item 17	AUDIT COMMITTEE INFORMATION

17.1	Audit Committee Charter

Attached as Schedule “A” is a copy of the Company’s Audit Committee Charter - adopted November 9, 2006.

17.2	Audit Committee Composition

The Company’s Audit Committee is comprised of directors Robert Babensee, James Johnstone and Christopher Harvey.  Some information with respect to them is given in Clause 10.1.  They are all considered independent and are all considered to be financially literate.  Messrs. Johnstone and Harvey are considered financially literate as a result of their decades of business experience.  Mr. Babensee was a qualified and former practicing chartered accountant in Canada for in excess of 35 years and had experience in preparing, auditing, analyzing, and evaluating financial statements.  All members of the Audit Committee are considered, based on their professional education or experience have a good understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection the accounting for the estimates, accruals and reserves of the Company and a good understanding of internal controls and procedures for financial reporting.

17.3	External Auditor Fees

The fees charged by the Company’s external independent auditor, BDO Canada LLP, Chartered Accountants for the last two completed fiscal years of the Company are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2011	$261,772	Nil	Nil	Nil
December 31, 2010	$192,600	$19,900	Nil	Nil